VAN LANSCHOT KEMPEN (USA) INC.

ANNUAL AUDITED STATEMENT OF FINANCIAL CONDITION
FORM X-17A-5
PART III

SEC FILE NO. 8-48389

YEAR ENDED DECEMBER 31, 2022

AND
REPORT OF INDEPENDENT REGISTERED PUBLIC
ACCOUNTING FIRM

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-48389

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

REPORT FOR THE PERIOD BEGINNING____01/01/2022_____ AND ENDING _____12/31/2022_____

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Van Lanschot Kempen (USA) Inc.

TYPE OF REGISTRANT (check all applicable boxes):
☒Broker-dealer   ☐Security-based swap dealer   ☐Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

880 Third Avenue, 17th Floor

(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

John McGowan	212-376-0132	John.McGowan@kempenusa.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this filing*

Marcum LLP (Name – if individual, state last, first, middle name)

100 Eagle Rock Avenue Suite 200	East Hanover	NJ	07936
(Address)	(City)	(State)	(Zip Code)

10/16/2003	688
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.
Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, John McGowan, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Van Lanschot Kempen (USA) Inc., as of December 31, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



MARYROSE MERCADO
NOTARY PUBLIC, STATE OF NEW YORK
Registration No. 01ME6423025
Qualified in Queens County
Commission Expires October 4, 20 25

Title:

COO

Notary Public

This filing contains (check all applicable boxes):**

☒ (a) Statement of financial condition.

☒ (b) Notes to consolidated statement of financial condition.

☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).

☐ (d) Statement of cash flows.

☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.

☐ (f) Statement of changes in liabilities subordinated to claims of creditors.

☐ (g) Notes to consolidated financial statements.

☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.

☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.

☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.

☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.

☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.

☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.

☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.

☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.

☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.

☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.

☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.

☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.

☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.

☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).

☐ (z) Other:

To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

These financial statements and schedules are deemed confidential pursuant to subparagraph (e)(3) of Rule 17a-5 of the Securities Exchange Commission.

Van Lanschot Kempen (USA) Inc.

TABLE OF CONTENTS



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder of
Van Lanschot Kempen (USA) Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Van Lanschot Kempen (USA) Inc. as of December 31, 2022, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Van Lanschot Kempen (USA) Inc. as of December 31, 2022 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Van Lanschot Kempen (USA) Inc.'s management. Our responsibility is to express an opinion on Van Lanschot Kempen (USA) Inc.'s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Van Lanschot Kempen (USA) Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as Van Lanschot Kempen (USA) Inc.'s auditor since 2004 (such date takes into account the acquisition of Friedman LLP by Marcum LLP effective September 1, 2022).

Marcum LLP

East Hanover, NJ
February 27, 2023

1

Marcum LLP ▪ 100 Eagle Rock Avenue ▪ Suite 200 ▪ East Hanover, NJ 07936 ▪ **Phone** 973.929.3500 ▪ **www.marcumllp.com**

Van Lanschot Kempen (USA) Inc.
Statement of Financial Condition
December 31, 2022

Assets

Cash and cash equivalents	$	16,403,135
Due from customer		137,346
Operating lease right-of-use asset, net		520,921
of accumulated amortization of $879,817		
Income taxes receivable		262,653
Property and equipment - at cost, net		17,768
Other assets		227,181
TOTAL ASSETS	$	17,569,004

LIABILITIES & STOCKHOLDER'S EQUITY

Liabilities

Accounts payable, accrued expenses and other liabilities	$	136,835
Due to parent		3,454,200
Operating lease liability		557,257
Fail to receive		137,346
Security deposit payable		57,128
TOTAL LIABILITIES		4,342,766

Commitments and contingencies

Stockholder's equity

Capital stock - $0.01 par value; authorized 1,000 shares;	
1,000 shares issued and outstanding	10
Additional paid-in capital	6,263,979
Retained earnings	6,962,249
TOTAL STOCKHOLDER'S EQUITY	13,226,238

TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	17,569,004

The accompanying notes are an integral part of this financial statement.

1. **ORGANIZATION AND BUSINESS DESCRIPTION**

   Van Lanschot Kempen (USA) Inc formally known as Kempen & Co. U.S.A., Inc. (the "Company"), is a wholly-owned subsidiary of Van Lanschot Kempen Wealth Management N.V. (the "Parent") which is based in Amsterdam. The Company is a securities broker-dealer and a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company acts as an agent for institutional customers in the purchase and sale of foreign securities. The Company executes all trades with its Parent and uses its Parent's facilities to clear such trades. Trades are settled on delivery versus payment basis. The Parent produces research on approximately 75 large, mid, and small cap companies located in Belgium, Luxembourg and Netherlands comprising a wide range of sectors. The Parent also provides property research into approximately 50 European real estate companies in more than 11 European countries. On behalf of the Parent, the Company sells research products to its customers, acquires new clients and organizes corporate road shows to large institutional investors within the United States to facilitate their investment decisions.

   In 2018, the Company filed a CMA (Continuing Member Application) with FINRA to change its registered business operations to where it would serve as an underwriter or selling group participant for equity offerings of non-U.S. and U.S. issuers engaged in offerings registered with the United States Securities and Exchange Commission ("SEC") as well as nonregistered offerings, including Rule 144A offerings, on a "firm commitment" basis, with no contingencies or need for an escrow account. The Company leverages their existing client bases, in Europe and the United States, to identify companies that aim to execute U.S. registered initial public offerings and/or follow-on transactions; once such transactions are executed. The Company solicits investments by institutional investors. For all such transactions, the Company's foreign associated persons work with other investment banks to originate and price primary issuances and to distribute securities to the Company's customers. The Company assesses interest in the new issuance based upon customer suitability and customer demand. Securities of U.S. issuers are cleared through another member of the underwriting syndicate (i.e., the lead syndicate member or bookrunner). All clearing firms are large or medium-sized U.S. banks. Securities of non-U.S. issuers offered to U.S. investors are cleared through the Company's parent, Van Lanschot Kempen Wealth Management N.V.

2. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

   Basis of Presentation
   The financial statement is prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

   Use of Estimates
   Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

   Cash and Cash Equivalents
   The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. The amount on deposit at these institutions exceeds the maximum balance insured by the Federal Deposit Insurance Corporation ("FDIC"). However the Company has not experienced any losses in such accounts and does not believe there to be any significant credit risk with respect to these deposits.

   Accounts Receivable
   Accounts receivable are carried at the amounts billed to customers, net of an allowance for credit losses, which is an estimate for credit losses based on a review of all outstanding amounts.

   Allowance for Credit Losses
   As prescribed under ASC 326, management establishes an allowance of current expected credit losses against customer contract assets and receivables, and other receivables including security deposits to reflect the net amount the Company expects to collect. The allowance for credit losses is based on the Company's

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

expectation of the collectability of financial instruments carried at amortized cost, including fees receivable utilizing the current expected credit losses framework. The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses. Management does not believe that an allowance is required as of December 31, 2022.

Customer Transactions
In the normal course of business, the Company effects transactions on behalf of customers on a delivery versus payment basis. If these transactions do not settle due to failure to perform by either the customer or the counterparty, the Company may be obligated to discharge the obligation of the nonperforming party and, as a result, may incur a loss if the market value of the securities is different from the contract amounts. The risk of loss to the Company is normally limited to differences in market values of the securities compared to their contract amounts. At December 31, 2022, fail to receive and due from customer were approximately $137,346.

Depreciation
Depreciation is computed using the straight-line method over estimated useful asset lives, which is five to seven years.

Leases
The Company recognizes and measures its leases in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 842. The Company is a lessee in a noncancellable operating leases, for office space. The lease liability is recognized based on the present value of its future lease payments. The discount rate is the implicit rate if it is readily determinable or otherwise the Company uses its incremental borrowing rate. The implicit rates of the Company's leases are not readily determinable and accordingly, the Company used its incremental borrowing rate based on the information available at the commencement date for all leases. The Company's incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The right of use asset is subsequently measured throughout the lease term at the amount of the remeasured lease liability (i.e., present value of the remaining lease payments), plus unamortized initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentives received, and any impairment recognized. Lease cost for lease payments is recognized on a straight-line basis over the lease term.

The Company has elected, for all underlying classes of assets, to not recognize right of use assets and lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement, and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise. The Company recognizes the lease cost associated with its short-term leases on a straight-line basis over the lease term.

Income Taxes
The amount of current taxes payable or refundable are recognized as of the date of the financial statement, utilizing currently enacted tax laws and rates.

Uncertain tax positions are recorded in accordance with (ASC) 740, Accounting for Income Taxes, on the basis of a two-step process, whereby (1) the Company determines whether it is more likely than not the tax positions would be sustained on the basis of the technical merits of the position taken and (2) for those tax positions that meet the more-likely-than-not recognition threshold, the Company would recognize the largest amount of tax benefit that is more than 50% likely to be realized upon the ultimate settlement with the related tax authority. At December 31, 2022 the Company had no uncertain tax positions.

3. **PROPERTY AND EQUIPMENT- AT COST, NET**

   Property and equipment consist of the following:

Office equipment	$	158,954
Furniture and Fixtures		120,508
Total property and equipment- at cost		279,462
Less accumulated depreciation		(261,694)
Total property and equipment- at cost, net	$	17,768

4. **RELATED PARTY TRANSACTIONS**

   A portion of the Company's revenue is derived from the Parent for services provided to institutional investors in their sales district based upon a cost-plus transfer pricing study. The revenue is recorded at the Company's 97% of pretax expenses plus a markup percentage of 4.16% for the year ended 2022.

   Additionally, the Company derives revenue from the underwriting services performed by the Company which is allocated between the Company and the Parent based on a transfer pricing study. Per the study, 20% of revenue will be retained by the Company while 80% of the revenue will be allocated to the Parent.

   Due to Parent arises from the recording of revenue described above less the allocation of certain direct expenses.

5. **INCOME TAXES**

   Federal and state income taxes differ from statutory rates due to non-deductible expenses consisting primarily of entertainment.

6. **PROFIT-SHARING PLAN**

   The Company has a 401(k) plan, which covers substantially all of its full-time employees who have attained three months of service. The plan includes employee contributions and matching contributions by the Company subject to certain limitations. The Company match during 2022 is equal to 100% of the matched employee contributions that are not in excess of 4% of employee compensation.

7. **COMMITMENTS**

   The Company has obligations as a lessee for office space, with initial noncancellable terms in excess of one year. The Company classified this lease as an operating lease. The Company's lease does not include termination options for either party to the lease or restrictive financial or other covenants.

   The Company has deposited approximately $115,000 in cash with the bank as collateral for a letter of credit agreement for the security deposit associated with the lease, which is reflected in other assets on the statement of financial condition.

   The discount rate used to present value the monthly lease expense is 7%.

   Amounts reported in balance sheet as of December 31, 2022 were as follows:

7. **COMMITMENTS (continued)**

Operating leases:

Operating lease right-of-use asset $520,921

Operating lease liability $557,257

Maturities of lease liabilities under noncancellable operating leases as of December 31, 2021 are as follows:

2023	$	307,136
2024	$	286,694
Total undiscounted lease payments	$	593,830
Less imputed interest	$	(36,573)
Total lease liabilities	$	557,257

In addition to base rent on its office facilities, the Company is required to pay its proportionate share of real estate taxes and operating expenses.

The Company entered into a non-cancellable sublease with a subtenant on July 19, 2016 which expires on November 30, 2024. Sublease income is equal to one half of rent expense paid by the Company under the non-cancellable lease each month. Additionally, in accordance with the non-cancellable sublease the company has collected a security deposit in the amount of $57,128.

8. **REGULATORY REQUIREMENTS**

As a registered broker-dealer, the Company is subject to the SEC Uniform Net Capital Rule ("Rule 15c3-1") and elects to calculate the minimum net capital under the alternate standard as permitted under Rule 15c3-1, paragraph (a)(1)(ii), which requires the maintenance of minimum net capital of the greater of $250,000 or 2% of aggregate debit items (the latter of which is not applicable to the Company) and exempts the Company from the aggregate indebtedness standard of Rule 15c3-1, paragraph (a)(1)(i). At December 31, 2022, the Company had net capital of $12,718,636 which exceeded the required net capital minimum of $250,000 by $12,468,636.

The Company is exempt from Rule 15c3-3 of the SEC under paragraph (k)(2)(i). The Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to participating in distributions of securities (other than firm commitment underwritings) in accordance with the requirements of paragraphs (a) or (b)(2) of Rule 15c2-4; and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year.

9. **FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET CREDIT RISK**

In the normal course of business, the Company may execute, as agent, securities transactions on behalf of its customers. If the agency transactions do not settle because of failure to perform by either the customer or the counterparty, the Company may be obligated to discharge the obligation of the nonperforming party and, as a result, is subject to market risk if the market value of the securities is different from the contract amount of the transactions.

The Company does not anticipate nonperformance by customers or counterparties in the above situations. The

9. **FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET CREDIT RISK (continued)**

Company's policy is to monitor its market exposure and counterparty risk. In addition, the Company has a policy of reviewing, as considered necessary, the credit standing of each counterparty and customer with which it conducts business.